February 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton and Ryan Sutcliffe

Re:	Highland Funds I N-14 (File No. 333-235285)

Ms. Hamilton and Mr. Sutcliffe:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEI”), Administrator to Highland Funds I (“HFI”) and K&L Gates LLP, fund counsel to HFI, in telephone conversations on December 20, 2019. The SEC staff (“Staff”) comments provided relate to the N-14 filed on November 26, 2019 relating to the reorganization of Highland Long/Short Equity Fund (“LSE”), a series of HFI, into Highland Merger Arbitrage Fund (“MAF”), a series of HFI. SEI provides HFI with administrative and accounting services and submits these responses on behalf of HFI.

We have reproduced the substance of your comments below, followed by HFI’s responses.

ACCOUNTING COMMENTS

SEC Comment 1

Please include the information regarding reorganization costs that is provided on page 3 of the Prospectus in the Q&A section. Please also provide an estimated percentage of the target portfolio that will be sold as a result of the repositioning and reorganization in the Q&A.

Response: The requested information has been added to the Q&A.

SEC Comment 2

In the Comparative Fee Tables, please explain how the dividend expense on short sales is dropping so much, as it appears to be halved in the pro forma.

Response: As a meaningful percentage of the Target Fund (LSE) assets (~50%), and the respective investment strategy which has a lower ratio of “Dividend Expense on Short Sales”, will be transferred to the combined fund, it is reasonable to conclude that the Combined Fund ratio for this line item will be lower than the Acquiring Funds (MAF) current ratio. We also note however that calculating a proforma expense could result in a theoretical ratio that is ultimately lower than the actual ratio could be after a year of operations, therefore, we will use the ratio of the Acquiring Fund (MAF). The fee tables have been updated accordingly.

SEC Comment 3

In the Comparative Fee Tables, for all share classes, please confirm the pro forma expense caps, as it appears that pro forma expenses for each class are higher than those of the Target Fund when excluded expenses are added back in. For example, for Class A shares, the Combined Fund would have expenses of 3.42% with excluded expenses added back in, and Class C shares and Class Z shares would have expenses of 4.07% and 3.07%, respectively, with excluded expenses added back in. Please provide an explanation and updated disclosure and footnotes as appropriate.

Response: The Registrant believes it is reasonable to conclude that the Combined Fund’s Dividend Expense on Short Sales ratio would be lower than MAF’s current ratio because a meaningful percentage of LSE’s holdings (approximately 50%) would be transferred to the Combined Fund and such assets represent LSE’s investment strategy, which has a lower “Dividend Expense on Short Sales” ratio.

The Registrant understands that calculating the Combined Fund’s pro forma expenses in this manner could result in theoretical expenses that are ultimately lower than the Combined Fund’s actual Dividend Expense on Short Sales after a year of operations. Therefore, the Comparative Fee Tables have been updated to reflect the revised Fee Waivers and/or Expense Reimbursements in accordance with the method requested by the Staff. The Registrant notes that “Interest Payments and Commitment Fees on Borrowed Fund” and “Dividend Expense on Short Sales”) are friction costs of executing the merger arbitrage strategy which are not ultimately reflective of the fees and expenses incurred by shareholders. Dividend Expense on Short Sales reflects dividends paid on stocks the Funds borrow in order to short. This amount is required to be calculated as an expense on Form N-1A even though as the borrower the Funds will remit dividend payments back to the owner of the stock when the short positions are closed.

SEC Comment 4

In the Hypothetical Expense Example, please reconsider the expense calculations that are shown for the pro forma entity, as expenses should not be higher in year 1 with no redemptions, and it is not clear why there would be differences in years 3, 5 and 10 for redemption vs. no redemption.

Response: The Comparative Fee Tables have been updated so that both redemption and no redemption scenarios are consistent. Please note CDSC fees only apply to Class A contributions equal to or greater than $500,000. Per the Prospectus, “Class A Shares bought without an initial sales charge in accounts aggregating $500,000 or more at the time of purchase are subject to a 1.00% contingent deferred sales charge (“CDSC”) if the shares are sold within 18 months of purchase.” Because the Expense Example illustrates a contribution of $10,000, the CDSC does not apply and the investor is charged a front-end load fee.

SEC Comment 5

In the Hypothetical Expense Example, please explain why there is a CDSC being considered for the hypothetical expense example of Class C but not Class A.

Response: CDSC fees only apply to Class A contributions equal to or greater than $500,000. Per the Prospectus, “Class A Shares bought without an initial sales charge in accounts aggregating $500,000 or more at the time of purchase are subject to a 1.00% contingent deferred sales charge (“CDSC”) if the shares are sold within 18 months of purchase.” Because the Expense Example illustrates a contribution of $10,000, the CDSC does not apply and the investor is charged a front-end load fee.

SEC Comment 6

In the Comparative Fee Tables, for MAF Class Z, an expense cap of 1.50% is shown but when excluded expenses are added back in the total is 4.25% but the fee table shows 4.26%. Please correct.

Response: As requested, the Comparative Fee Tables have been corrected to show 4.25%.

SEC Comment 7

Under the heading ‘Cost of the Reorganization’ on page 48, please add bullet point disclosure for each of the following as of the most recent available date: (a) reasons for portfolio realignment; (b) expense amount (in dollars and basis points); (c) percentage of target company expected to be sold in realignment; and (d) estimate of related realized gains expected to result from such sales (in dollars and basis points). Please also add a statement that the total merger costs do not reflect commissions that will be incurred in portfolio realignment.

Response: The requested disclosure has been added.

SEC Comment 8

In the tables under the heading ‘Description of MAF’s Share Classes and Capitalization’ on page 41, please add a column for the pro forma of the combined fund.

Response: Due to the format of the table, each fund is listed in rows, as opposed to columns. The proforma combined is listed as the last row of each table.

SEC Comment 9

In the tables under the heading ‘Description of MAF’s Share Classes and Capitalization’ on page 41, please reconcile the MAF reorganization expenses of more than $120,000 reflected in Footnote 1 in the table to the $4,130 in MAF reorganization expenses reflected in the ‘Cost of the Reorganization’ disclosure on page 40.

Response: The $4,130 amount relates only to Reorganization expenses for printing, while the estimated $120,000 relates to all costs associated with the Reorganization (including brokerage fees, registrations fees, and other transaction related fees). This amount has been updated to reflect $125,000.

SEC Comment 10

In the tables under the heading ‘Description of MAF’s Share Classes and Capitalization’ on page 41, please combine the Class Z information table with the information shown in the table for the other classes.

Response: The Class Z information has been combined with the other share class information in the table as requested.

SEC Comment 11

In the tables under the heading ‘Description of MAF’s Share Classes and Capitalization’ on page 41, please check the calculations, as it appears that the total net assets for each class and the NAV per share recalculations are not summing and differ from expenses shown in the pro forma entity.

Response: As requested, the calculations have been updated to address these footing issues.

SEC Comment 12

Under the heading ‘Narrative Description of the Pro Forma Effects of the Reorganization’ on page 2 of the Statement of Additional Information, please include all of the bullet point disclosures from Comment 7.

Response: The updated Costs of the Reorganization disclosure has been added to the Financials section.

SEC Comment 13

Under the heading ‘Narrative Description of the Pro Forma Effects of the Reorganization’ on page 2 of the Statement of Additional Information, please disclose the associated cost to each fund and the rationale for the cost allocation as it relates to the reorganization and how costs will be affected whether or not the merger is consummated.

Response: The requested disclosure has been added.

SEC Comment 14

Under the heading ‘Pro Forma Adjustments’ on page 3 of the Statement of Additional Information, please review the pro forma adjustments as the combined net assets appear to be much higher than what is shown in the capitalization table and correct the information as necessary.

Response: The Target Fund (LSE) experienced net redemptions during the period. The pro forma tables have been updated to reflect the same time frame as the capitalization tables.

SEC Comment 15

Under the heading ‘Pro Forma Adjustments’ on page 3 of the Statement of Additional Information, please consider the applicability of the investment advisory fee waiver for the Long-Short Equity Fund and note if investment advisory fees will actually be increasing.

Response: The Registrant notes that there is no assurance that the current investment advisory fee waiver for LSE would continue past its current termination date of October 31, 2020. Accordingly, the Registrant believes it is appropriate to compare gross advisory fees of the Funds. Supplementally, when we consider applicability of the LSE waiver, the net advisory fees for the LSE investors is 1.00% (= 2.25% - 1.25%). When we consider applicability of the Combined Fund’s expense cap, the net advisory fees for the Combined Fund investors is 0.80% (= 1.20% - 0.40%), assuming no change in the Remainder of Other Expenses (0.70%). The result is lower net advisory fees for the Combined Fund investors. Additionally, subject to, and upon the closing of this Reorganization, MAF’s advisory fee will be reduced from 1.20% to 1.00% (with the addition of a 0.20% administrative fee).

DISCLOSURE COMMENTS

SEC Comment 1

Please provide accounting survivor analysis under the North American Security Trust No-Action Letter (Aug. 5, 1994) to confirm that MAF is the appropriate accounting survivor of the reorganization.

Response: Please refer to Appendix A, attached, for the requested analysis.

SEC Comment 2

In the introductory Q&A, under the heading ‘Why has the Board of Trustees approved the Reorganization?’, it is noted that “shareholders of LSE will be invested in a fund with greater exposure to a non-correlated asset class.” Please explain what the referenced asset class is and what makes it non-correlated, and provide statistical support of this determination.

Response: MAF is part of the Market Neutral Category, which includes funds that generally do not take market exposure and are therefore non-correlated to market risk. MAF’s correlation to the S&P 500 Index (the “S&P”) is 0.04 versus LSE at 0.69. Similarly, MAF’s beta to the S&P is 0.01 compared to 0.37 for LSE. Similarly, the IQ Merger Arbitrage ETF, an unaffiliated ETF the Registrant considers to be representative of the merger arbitrage strategy market, has a beta and correlation to the S&P of 0.07 and 0.25, respectively.

Name	Beta (S&P)	Correlation (S&P)	Correlation (Barclays Agg)
Highland Merger Arbitrage	0.01	0.04	(0.01)
Highland Long/Short Equity	0.37	0.69	(0.08)
IQ Merger Arbitrage ETF	0.07	0.25	(0.16)

SEC Comment 3

In the introductory Q&A, under the heading ‘What are the tax consequences of the Reorganization?’, please specify if LSE will sell securities that are inconsistent with the strategies of MAF and, if so, provide an estimate of the amount of any tax consequences to shareholders as a result.

Response: The Adviser will sell all LSE securities that are inconsistent with the investment strategies of MAF prior to the Merger. LSE is currently in a significant capital loss position. Therefore, any potential realized gains will not have an impact to investors taxes. Any potential realized loss will increase the capital loss position further. The Registrant estimates any potential realized gains to have a minimal or near zero impact from a tax perspective. The Registrant has revised the disclosure to reflect this discussion.

SEC Comment 4

Under the heading “Reasons for the Proposed Reorganization’ on page 2, please provide the following information: (i) who recommended the reorganization to the Board; (ii) why does the Board believe MAF has a superior strategy to LSE; and (iii) what is the real reason for the merger? (Note that the accounting is clear, but this would not be clear to an unsophisticated investor. Please explain outflows or other issues with LSE in clear terms to shareholders.)

Response: The Adviser recommended. The Board considered the reorganization due to the steadily decreasing asset base in LSE, the Board believes the reorganization into MAF will provide LSE shareholders with a strong asset base that is capable of achieving economies of scale in an investment strategy which has historically had a return profile with little to no correlation to the equity markets. This contrasts with LSE, which provides returns that are more correlated to the equity markets and uses a long-short strategy that is generally out of favor with investors. Additionally, market neutral strategies are in favor with investors.

SEC Comment 5

Under the heading “Reasons for the Proposed Reorganization’ on page 2, it is noted that an expense limitation plan will be in effect for one year from the closing date of the Reorganization. If base fees before the waiver are higher for MAF than LSE, include a statement that after one-year expenses could be higher.

Response: The Trust has added disclosure to note that the net expenses of the Acquiring Fund may be higher following that one-year period if the Adviser does not renew the expense limitation agreement.

SEC Comment 6

Under the heading “Reasons for the Proposed Reorganization’ on page 2, in the three-year performance comparison, please add more information regarding LSE’s history as it is material information for shareholders even if it predates the performance record of MAF.

Response: Performance information for the five- and ten-year period has been added for LSE.

SEC Comment 7

Under the heading “Reasons for the Proposed Reorganization’ on page 3, in the last sentence of the third bullet point under the sentence beginning “With respect to Reorganization-related expenses:”, please note that expenses “currently estimated to be $0 per share given the expense limitation in place for MAF” could be recouped up to 36 months later under the expense limitation agreement.

Response: The requested disclosure has been added.

SEC Comment 8

In the third to last paragraph under the heading “Reasons for the Proposed Reorganization’ on page 3, it is noted that if the adviser had allowed the management fee waiver on LSE to expire without renewal, assets in MAF could be increased. Please explain how the expiration of the LSE expense limitation agreement would cause an increase in assets to MAF.

Response: The Adviser has revised the disclosure to clarify that instead of proposing the Reorganization to the Board, the Adviser and its affiliates could have decided either to (A) allow the management fee waiver on LSE to expire without renewal (which could provide the Adviser with the elimination of LSE’s management fee waiver) or (B) propose to liquidate LSE (which could also provide for the elimination of LSE’s management fee waiver and which would be a taxable event to shareholders).

SEC Comment 9

In the Comparison of Investment Objectives, Policies and Risks beginning on page 5, it is noted that the “MAF strategy is designed to provide performance with low correlation to stock markets.” Please provide the same information requested in Comment 2.

Response: The Adviser has added information regarding MAF’s low correlation to the S&P 500 to the Comparison section, as requested. Please refer to comment 2, above, for additional information.

SEC Comment 10

In the Comparison of Investment Objectives, Policies and Risks beginning on page 5, it is noted in the first paragraph on the right side of page 8 that “The Fund engages in active trading and may invest a portion of its assets to seek short-term capital appreciation.” Please specify if there is disclosure relating to consequences of frequent/active turnover.

Response: The Trust confirms that disclosure relating to the consequences of frequent/active turnover of MAF is included in the Prospectus/Information Statement and in MAF’s current prospectus in the form of “Portfolio Turnover Risk:”

Portfolio Turnover Risk is the risk that the Fund’s high portfolio turnover will increase the Fund’s transaction costs and may result in increased realization of net short-term capital gains (which are taxable to shareholders as ordinary income when distributed to them), higher taxable distributions and lower after-tax performance. During the last two fiscal years, the Fund experienced a high portfolio turnover rate.

SEC Comment 11

In the Comparison of Investment Objectives, Policies and Risks beginning on page 5, it is noted that each fund is non-diversified but only LSE includes disclosure pertaining to Subchapter M compliance. Please confirm if the Subchapter M disclosure is also applicable to MAF and revise accordingly.

Response: The Registrant confirms that Subchapter M disclosure is applicable and has revised accordingly.

SEC Comment 12

In the Comparison of Risks beginning on page 8, please add disclosure if one fund inherently carries more risk than another. In addition, if one fund has a different risk profile than the other, please add disclosure accordingly.

Response: The Registrant has added additional disclosure to note the greater risk of volatility inherent in an investment in LSE given its exposure to general market risk.

SEC Comment 13

In the Fees and Expenses tables beginning on page 17, please confirm that the fees for the fiscal year ended June 30, 2019 are accurate.

Response: The Fees and Expenses tables have been updated in connection with separate accounting comments. The Registrant hereby confirms the accuracy of this updated disclosure.

SEC Comment 14

In the Fees and Expenses tables beginning on page 17, in the ‘Other Expenses’ of MAF compared to MAF pro forma, interest payments and dividend expenses drop significantly. Please provide an explanation for why these expenses drop so significantly under the same strategy.

Response: Please refer to the responses provided above to the Staff’s accounting questions for a discussion of the prior presentation of these fees. The Registrant has revised the disclosure in accordance with the accounting Staff’s requests in Accounting Comments 2 and 3 above.

SEC Comment 15

In the Fees and Expenses tables beginning on page 17, the footnotes for each share class table reflect a limit on annual fund operating expenses of 1.50%. Please confirm that fee waivers for less than one year are not included in the fee table for the acquiring fund.

Response: The Registrant confirms that fee waivers that are in place for less than one year are not included in the fee table for the acquiring fund.

SEC Comment 16

In the Class A Expense Example on page 17, please explain why the pro forma with no redemption expense is more expensive than the pro forma with redemption in the first year.

Response: The Registrant has corrected the disclosure.

SEC Comment 17

In the Fees and Expenses tables, please include the parenthetical in Class C and Class Z that is included in Class A in the “Shareholder Fees” header.

Response: The Registrant has made the requested additions.

SEC Comment 18

Under the heading ‘Comparison of Performance Information’, please add information for LSE performance beyond 3 years.

Response: Performance information for the five- and ten-year period has been added for LSE.

SEC Comment 19

In the LSE bar chart, please specify if the year-to-date total return for Class A shares through September 30, 2019 differs from the year-to-date return through September 30, 2019 previously shown because it reflects only Class A rather than combined class returns.

Response: As the bar chart now includes calendar year 2019 returns and returns are not yet available for the first quarter of 2020, the noted disclosure is no longer applicable and has been removed.

SEC Comment 20

On page 22, it is noted that MAF is the successor to an unregistered private fund, please note this earlier in the document and specify what no-action letter is being relied upon to use the prior performance of an unregistered fund.

Response: The Trust confirms that it has considered the Staff’s analysis as set forth in the MassMutual Letter1 in connection with the inclusion of the Predecessor Fund’s performance. Specifically, the Trust affirms that (i) the investment objectives, policies, guidelines and restrictions of MAF are in all material respects equivalent to those of the Predecessor Fund, (ii) that the management practices of MAF are in all material respects equivalent to those of the Predecessor Fund and (iii) that the Predecessor Fund was created for purposes unrelated to the establishment of a performance record. Additionally, the Trust confirms that, although the Predecessor Fund was not taxed as a registered investment company (“RIC”), it maintained a portfolio consistent with the asset diversification and income requirements of Sub-Chapter M Internal Revenue Code of 1986, as amended, applicable to RICs.

SEC Comment 21

Please explain how the Barclays Index is a fair index for MAF’s performance comparison. The SEC staff notes that MAF has significant stock holdings with some bond holdings and significant strategy discussion of non-correlation.

Response: The Barclays Index was chosen as a benchmark for MAF since there is no existing, standard merger arbitrage index of which the Registrant is aware and the volatility of merger arbitrage strategies is comparable to that of the Barclays Index. Additionally, some investors use merger arbitrage as a replacement investment for fixed income holdings owing to the strategy’s similar risk profile but lack of interest rate sensitivity. The Registrant notes that competing merger arbitrage funds, such as the Vivaldi Merger Arbitrage Fund, also benchmark against the Barclays Index.

[1]	SEC No-Action Letter, MassMutual Institutional Funds (pub. avail. Sept. 28, 1995).

SEC Comment 22

Under the heading “Portfolio Manager Information” beginning on page 24, please make as clear as possible that the information provided on portfolio managers in common applies equally to both LSE and MAF.

Response: The Registrant has clarified the disclosure as requested.

SEC Comment 23

On page 24, the Brad Heiss biographical information in the left column references HCMLP. Please explain what this entity is.

Response: The Funds’ Adviser is a party to a shared services arrangement with Highland Capital Management, L.P. (“HCMLP”). Under this arrangement the Adviser may utilize employees from HCMLP in connection with various services such as human resources, accounting, tax, valuation, information technology services, office space, employees, compliance and legal. The Registrant has added disclosure to the N-14 Registration statement to match the disclosure found in the Funds’ registration statement.

SEC Comment 24

Under the heading ‘Administrative Fees’ on page 25, please specify what current administration fee is paid to SEI and please provide detail of the advisory fee reduction rather than cross-reference prior disclosure.

Response: The Registrant has added the requested disclosure.

SEC Comment 25

Under the heading ‘Board Considerations Relating to the Reorganization’ beginning on page 39, none of the factors listed address fund outflows or any other reason why the Board considered the reorganization appropriate. Please add disclosure accordingly.

Response: The Registrant has added the requested disclosure.

SEC Comment 26

Under the heading ‘Board Considerations Relating to the Reorganization’ beginning on page 39, the first bullet of the second paragraph on page 40 provides that: “Although MAF’s total net expense ratio is currently higher than that of LSE, upon completion of the Reorganization the pro forma net expense ratio is expected to be 1.53% for the Class Z shares, which is lower than the current net expense ratios of MAF’s and LSE’s Class Z shares.” Please specify if this is true for all share classes.

Response: The disclosure has been revised in accordance with the Staff’s request to discuss all share classes.

SEC Comment 27

Under the heading ‘Board Considerations Relating to the Reorganization’ beginning on page 39, the seventh bullet on page 40 provides that: “The Reorganization would provide an opportunity for shareholders to benefit from potential economies of scale that may be realized by combining the Funds’ assets in the Reorganization.” As both funds are relatively small, please justify this statement in the filing.

Response: The noted disclosure has been revised to state: “The Reorganization would provide an opportunity for MAF to benefit from improved potential for long-term growth that may be realized by combining the Funds’ assets in the Reorganization.”

SEC Comment 28

Under the heading ‘Board Considerations Relating to the Reorganization’ beginning on page 39, the ninth bullet on page 40 provides that: “MAF is smaller than LSE (approximately $30 million in assets versus approximately $78 million in assets for LSE, as of October 31, 2019).” Please reconcile the $78 million provided here with the $88.2 million provided on page 2.

Response: The Registrant has corrected the disclosure.

SEC Comment 29

Under the heading ‘Description of MAF’s Share Classes and Capitalization” on page 41, please confirm whether the Reorganization Expenses line items of $41,210.89 is broken out from the earlier referenced expenses of $55,210. Please correct if necessary.

Response: The Registrant has corrected the disclosure.

SEC Comment 30

Under the heading ‘Description of MAF’s Share Classes and Capitalization” on page 41, the pro forma class C expense of $10,046,819.18 does not sum – please confirm this figure and the NAV per share.

Response: The Registrant has corrected the disclosure.

SEC Comment 31

Under the heading ‘Description of MAF’s Share Classes and Capitalization” on page 41, please consolidate the Class Z shares information into one chart on a single page.

Response: The Registrant has made the requested change.

SEC Comment 32

Under the heading ‘Description of MAF’s Share Classes and Capitalization” on page 41, footnote 1 refers to ‘estimated proxy expenses’. Please confirm the accuracy of figures as there is no proxy anticipated for this reorganization.

Response: The Registrant confirms there is no anticipated proxy for the Reorganization.

SEC Comment 33

Under the heading ‘About the Prospectus/Information Statement’ on page 44, the last sentence of the second paragraph notes: “You may obtain directions on how to attend the special meeting of shareholders by calling 1-877-665-1287.” Please correct or remove

Response: The Registrant has removed this disclosure.

SEC Comment 34

In the Agreement and Plan of Reorganization, please mark paragraph 8.4 as such.

Response: The Registrant has amended paragraph 8.4 of the Agreement and Plan of Reorganization as requested.

SEC Comment 35

In the SAI pro forma adjustments, why would the new assets be expected to be so high after the reorganization?

Response: The Registrant has amended to mirror the Capitalization tables.

SEC Comment 36

Indemnification Section 4.2 of Dec of Trust. We do not see a note that a fund cannot indemnify a director, officer or controlling person from violations of the Securities Act. Securities Act Rule 484.

Response: The Registrant has added the following disclosure under “Item 15. Indemnification”: Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “1933 Act”) may be permitted to Trustees, officers and controlling persons of the Trust pursuant to the foregoing provisions, or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a Trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SEC Comment 37

Undertakings: Correct to Item 17, not Item 35.

Response: The Registrant has made the requested correction.

Please contact Jon-Luc Dupuy at (617) 261-3146 if you have any questions or comments.

Very truly yours,

/s/ Eric Griffith

Eric Griffith

cc:	Lauren Thedford, Esq.

Appendix A

Reorganization of:

Highland Long/Short Equity Fund

(a Portfolio of Highland Funds I)

into

Highland Merger Arbitrage Fund

(a Portfolio of Highland Funds I)

Accounting Survivor Analysis, February 21, 2020

The general criteria that are applied to determine the proper accounting survivor are outlined in the “AICPA Accounting and Audit Guide for Investment Companies” (the “Guide”). The Guide states that the legal survivor normally is considered the accounting survivor of a fund combination, but that continuity and dominance in one or more of the following areas might lead to a determination that the fund legally dissolved should be considered the accounting survivor: (1) portfolio management; (2) investment objectives, policies, and restrictions; (3) portfolio composition; (4) expense structure and expense ratios; and (5) asset size.

The staff of the SEC has taken the position that these same factors generally should be considered in determining which fund’s historical performance should be presented following a fund combination.1 In this connection, the SEC staff has stated that the survivor of a fund combination for accounting purposes generally will be the fund whose historical performance may be used by a new or surviving fund. In making the determination of which fund’s performance to use, the SEC staff has stated that “funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.”2

Highland Long/Short Equity Fund, a series of Highland Funds I (the “Target Fund”), will be merged into Highland Merger Arbitrage Fund, also a series of Highland Funds I (the “Acquiring Fund”) (the “Reorganization” and the combined fund, the “Combined Fund”). Based on a review of the relevant factors, the Acquiring Fund would be the accounting survivor.

Our analysis is as follows:

(1)

The Acquiring Fund will be the legal survivor in the Reorganization, and the Combined Fund will carry on its operations under the Acquiring Fund’s registration statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Investment Company Act of 1940, as amended (the “Investment Company Act”). Hence, under the Guide, the Acquiring Fund presumptively is the accounting survivor absent some compelling reason to the contrary.

(2)

The Acquiring Fund and the Target Fund are currently managed by Highland Capital Management Fund Advisors, L.P. (“HCMFA” or the “Adviser”), and the Combined Fund will also be managed by HCMFA. Neither the Target Fund nor the Acquiring Fund employs a sub-adviser. The portfolio managers of the

[1]	See, North American Security Trust, SEC No-Action Letter (August 5, 1994) (the “NAST Letter”).
[2]	Id.

Acquiring Fund, James Dondero, Bradford Heiss and Eric Fritz, will continue to manage the Combined Fund following the Reorganization. James Dondero and Bradford Heiss also serve as portfolio managers of the Target Fund, however, they have only served in this capacity since 2019 and 2018, respectively. The Combined Fund will differ from the Target Fund as Eric Fritz is not a portfolio manager of the Target Fund. In addition, we note that James Dondero has served as a portfolio manager of the Acquiring Fund since inception. Since the portfolio management of the Combined Fund matches that of the Acquired Fund, and is different from that of the Target Fund, this factor supports the conclusion that the Acquiring Fund should be the accounting survivor.

(3)

The Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, which will remain unchanged following the Reorganization. There are material differences in the investment objectives, policies and restrictions of the Combined Fund and the Target Fund. The Combined Fund’s investment objectives, policies, and restrictions will be identical to those of the Acquiring Fund, which pursues a merger arbitrage strategy that has historically had a return profile with little to no correlation to equity markets (0.04 correlation to the S&P 500 Index for February 2015 through December 2019), as opposed to the Target Fund, whose returns are more correlated to the overall equity market (0.69 correlation to the S&P 500 Index for January 2007 through December 2019).

Under normal market conditions, the Acquiring Fund pursues its investment objective to generate positive absolute returns by investing at least 80% of the value of its total assets (net assets plus the amount of any borrowings for investment purposes) in securities of companies that are involved in publicly-announced mergers (including mergers through takeovers and tender offers, so long as tender offers are being used to effect a merger) (“Merger Transactions”) or companies that the Adviser believes may be involved in Merger Transactions.

Under normal market conditions, the Target Fund pursues its investment objective to seek consistent, above-average total returns primarily through capital appreciation, while also attempting to preserve capital and mitigate risk through hedging activities, by investing at least 80% of the value of its total assets (net assets plus the amount of any borrowings for investment purposes) in equity securities.

Since the Combined Fund will be managed in accordance with the investment objective, policies and restrictions of the Acquiring Fund, this factor supports the conclusion that the Acquiring Fund should be the accounting survivor.

(4)

The portfolio composition of the Combined Fund is expected to more closely resemble that of the Acquiring Fund because the Combined Fund will be managed by the Acquiring Fund’s investment adviser in accordance with the Acquiring Fund’s investment objective, policies and restrictions in the same manner that it was prior to the Reorganization. The Reorganization is expected to have a limited effect, if any, on the individual securities held by the Acquiring Fund. By contrast, a substantial portion of the Target Fund’s security positions will be sold prior to the consummation of the Reorganization, and such proceeds will be invested pursuant to the Acquiring Fund’s investment objective, policies and restrictions following the consummation of the Reorganization. Accordingly, this factor supports the conclusion that the Acquiring Fund should be the accounting survivor.

(5)	The classes of the Combined Fund following the Reorganization will have expense structures and expense ratios that more closely resemble those of the Acquiring Fund than those of the Target Fund.

The gross fees paid to the Adviser by the Combined Fund and Acquiring Fund will be identical, resulting in a greater overall similarity of expense structures between the Combined Fund and the Acquiring Fund than between the Combined Fund and Target Fund.[3] The gross management fee of the Target Fund is 2.25%, with a separate 0.20% administration fee paid to the Adviser. The gross management fee of each of the Acquiring Fund and the Combined Fund is 1.20%, with no administration fee paid to the Adviser.[4]

While the Target Fund has agreed to waive 1.25% of its management fee, there is no certainty that this waiver would continue past the current termination date of October 31, 2020. The Acquiring Fund’s gross management fee, by contrast, cannot be increased above 1.00% without shareholder approval. Additionally, both the Acquiring Fund and the Combined Fund have contractually agreed to expense limitation agreements to limit the total annual operating expenses (exclusive of certain “Excluded Expenses” defined in the registration statement on Form N-14) to 1.50% of average daily net assets attributable to any class of each fund, in contrast to the management fee waiver of the Target Fund.

The overall pro forma anticipated expense ratios of the Combined Fund are significantly closer to the overall expense ratios of the Acquiring Fund than the Target Fund for each class of shares. Additionally, the fee tables for these funds include “Dividend Expense on Short Sales” as required to be disclosed by Form N-1A under the 1940 Act. Because the Combined Fund and Acquiring Fund both utilize a merger arbitrage strategy, these fees, which represent trading costs, are higher for the Acquiring Fund and the Combined Fund than the Target Fund.

Since the management fee expense structures of the Combined Fund will most closely resemble those of the Acquiring Fund, this factor supports the conclusion that the Acquiring Fund should be the accounting survivor.

(6)

As of December 31, 2019, the Acquiring Fund had assets of $30.8 million and the Target Fund had assets of $72.8 million. Although both Funds are relatively small in size, the difference in net assets between the Acquiring Fund and the Target Fund rebuts the presumption that the Acquiring Fund should be the accounting survivor.

[3]

The NAST Letter discusses the fact that the accounting survivor analysis should determine which predecessor fund’s expense ratios “most closely resembles the expense ratio of the [combined fund].” Id. at 5.

[4]

Subject to, and upon the closing of this Reorganization, the Combined Fund’s advisory fee will be reduced from 1.20% to 1.00% (with the addition of a 0.20% administrative fee). Following this change, the fee structure of the Combined Fund will still more closely resemble that of the Acquiring Fund, with each fund paying a total of 1.20% in gross fees to the Adviser.

Conclusion

Weighing all of the factors discussed above, these factors support the conclusion that the Acquiring Fund is the presumptive accounting survivor, especially where: (a) the Acquiring Fund is the legal survivor in the Reorganization and the Combined Fund will carry on its operations under the Securities Act and Investment Company Act registrations of the Acquiring Fund; (b) the investment adviser and portfolio management team of the Combined Fund are identical to those of the Acquiring Fund; (c) the Combined Fund will be managed substantially identically to the Acquiring Fund, and differently from the Target Fund, with the same investment objective, policies and restrictions of the Acquiring Fund; (d) the portfolio composition of the Combined Fund is expected to more closely resemble that of the Acquiring Fund; and (e) the management fee expense structure of the Combined Fund will most closely resemble those of the Acquiring Fund.